November 17, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Re:	Barrett Business Services, Inc. Registration Statement on Form S-3 File No. 333-260745

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Barrett Business Services, Inc. (the “Company”), hereby respectfully requests that the above-referenced Registration Statement be declared effective at noon Eastern Time on November 22, 2021, or as soon thereafter as practicable.

Please call Mary Ann Frantz of Miller Nash LLP at (503) 205-2552 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

BARRETT BUSINESS SERVICES, INC.

By:  /s/ Anthony J. Harris
       Anthony J. Harris
       Executive Vice President and Chief
           Financial Officer

cc:	Mary Ann Frantz